

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2010

Nancy A. Gray
Chief Financial Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

  Re: **Pacific Mercantile Bancorp**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 17, 2009
      File No. 0-30777

Dear Ms. Gray:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            David Irving
            Reviewing Accountant